[Southern Union Letterhead]

October 18, 2010

VIA EDGAR AND FACSIMILE

H. Christopher Owings
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Re:           Southern Union Company
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Definitive Proxy Statement filed on Schedule 14A
Filed March 26, 2010
File No. 001-6407

Dear Mr. Owings:

This letter responds to the comments Southern Union Company (the “Company”) received from the United States Securities and Exchange Commission (the “SEC”) by letter dated September 20, 2010 regarding the above-referenced filings.

We hope this letter is responsive to your comments and requests for information.  The Company’s goal is to address the comments in a manner that is acceptable to the SEC staff.

Our responses utilize the same captions contained in the SEC’s letter, and are numbered to correspond to the numbers assigned in such letter.  For your convenience, our responses are prefaced by the SEC’s corresponding comment.

Form 10-K for the period ended December 31, 2009

Risks that relate to Southern Union, page 16

SEC Comment #1.                                We note your risk factor on page 17 which indicates that credit rating downgrades could increase the Company's borrowing costs if your debt does not maintain an investment grade rating.  In an appropriate place in your annual report, please revise to quantify the impact such a downgrade could have on you.

H. Christopher Owings
United States Securities and Exchange Commission
October 18, 2010

Company Response:

If the amount of debt of the Company and its consolidated subsidiaries outstanding as of December 31, 2009 had been rated below investment grade, the maximum increase in annualized borrowing costs would have been approximately $6 million.  In future Form 10-K and Form 10-Q reports, the Company will quantify and disclose the impact that such a downgrade may have on its borrowing costs.

Definitive Proxy Statement filed on Schedule 14A

Southern Union Company Annual Incentive Plan, page 28

SEC Comment #2.                                Please explain why Mr. Bond's award, $206,425, was less than his target, $275,000, when it appears that all of his associated target opportunities were met or exceeded.

Company Response:

As noted on page 28 of the Company's Compensation Discussion and Analysis section (the “CD&A”) of its Proxy Statement on Schedule 14A filed March 26, 2010 (the “Proxy Statement”), the Company’s Compensation Committee (the “Committee”) approves separate annual financial performance thresholds, under the Company’s Annual Incentive Plan, for corporate employees and employees of each business segment as the basis for funding bonus pools.  Notwithstanding the achievement of the defined performance targets, the Committee retains discretion over ultimate bonus awards and the amounts thereof.  In the exercise of this discretion, the Committee may apply certain individual performance and contribution factors.  It is also important to note that the Committee often uses this discretion to adjust bonus awards both above and below the target amount for Company personnel, including certain of the Named Executive Officers.

For 2009, 50% of Mr. Bond’s bonus opportunity was tied to the Company EPS target and the remaining 50% was based on a combination of certain business unit targets related to Panhandle Energy’s capital budget, operating and maintenance budget and EBIT-based performance.  Mr. Bond had a bonus percentage opportunity of 50% of base salary or $275,000.

For 2009, after taking into consideration certain selected items and in recognition of the current economic and operating environment, the Committee exercised its discretion to limit the bonus pool for corporate and Panhandle Energy under the Company’s Annual Incentive Plan to 100% despite achievement of performance goals at levels that otherwise would have exceeded 100%.  The Committee exercised its discretion to reduce Mr. Bond’s award to $206,425 as opposed to $275,000 because of certain capital project delays and cost overruns in the Panhandle Energy business segment during 2009.

H. Christopher Owings
United States Securities and Exchange Commission
October 18, 2010

Amended Bonus Plan, page 29

SEC Comment #3.                                We note that you disclose that the eligible executives "had achieved the 2009 Consolidated Net Income goal and that the strategic, operational and financial goals designated for the Eligible Executives had been satisfied."  While you have disclosed your 2009 Consolidated Net Income goal, you have not disclosed your strategic, operational and financial goals set by the Committee nor do you explain what weight is given to each of these goals and as compared to the Consolidated Net Income Goal.  Please revise.  Please see Item 402(b)(2)(v) of Regulation S-K.

Company Response:

On page 29 of the Company's CD&A section of its Proxy Statement, the Company provided as follows:

"The Amended Bonus Plan provides for significant discretion to the Committee to approve, disapprove or reduce a bonus award, even if the designated Consolidated Net Income goal is achieved.  As part of its exercise of negative discretion, the Committee is permitted to consider additional factors and goals related to Company strategic, operational and financial performance, achievement of which are determinative in the evaluation of whether to award a bonus payment or to reduce an otherwise payable bonus amount.  For 2009, the Committee again designated certain strategic and operational goals that would be considered in determining whether the bonus awards for the Eligible Executives should be adjusted in the Committee's discretion and communicated these goals to the Eligible Executives.

The Committee determined that the Eligible Executives had achieved the 2009 Consolidated Net Income goal and that the strategic, operational and financial goals designated for the Eligible Executives had been satisfied.  Accordingly, the Committee determined that awards at the plan maximum were appropriate in light of the Eligible Executives' contributions to 2009 performance in the face of a volatile and challenging business environment, including oversight of ongoing transformative growth projects, effective implementation of cost containment measures and successful resolution of certain litigation matters.

Both Messrs. Lindemann and Herschmann have been named Eligible Executives under the Amended Bonus Plan for 2010 and the Committee has set a financial performance target for Eligible Executives to receive bonus payments under the terms of the Amended Bonus Plan.

The Committee has also outlined certain additional factors and goals related to Company strategic, operational and financial performance, achievement of which are determinative in the exercise of the Committee's discretion of whether to award a bonus payment even if the targeted financial goal has been achieved".

H. Christopher Owings
United States Securities and Exchange Commission
October 18, 2010

In order to receive a bonus payment under the Amended Bonus Plan, the "Consolidated Net Income" goal must be met.  However, the Committee retains negative discretion either to reduce a bonus award or to not pay a bonus at all.  The Committee may exercise such negative discretion if the additional factors and goals related to Company strategic, operational and financial performance are not met.  The Committee discusses these factors and goals with the Eligible Executives each year and advises the Eligible Executives that even if the Consolidated Net Income goal were achieved, a bonus award could be reduced or not paid at all at the sole discretion of the Committee.  For 2009, such stated goals related to, among other things, the Company's "transformative growth projects, effective implementation of cost containment measures and successful resolution of certain litigation measures."  More specifically, the "transformative growth projects" relate to the Company's $440 million Trunkline LNG Company, LLC Infrastructure Enhancement Project completed in early 2010 and the ongoing $2.4 billion Florida Gas Transmission Company, LLC Phase VIII Expansion Project.  The reference to litigation matters refers primarily to the Company's settlement in May 2009 of substantial litigation relating to the Tiverton, Rhode Island site.   Such additional factors and goals that provide the Committee with negative discretion to reduce or eliminate bonus awards will be more particularly enumerated in future filings.

SEC Comment #4.                                Please also explain, here or in the accompanying table on page 34, how you arrived at the final amount of the awards made to Messrs. Lindemann and Herschmann.  Considering the table does not reflect a "Maximum" amount, aside from the fact that the Company exceeded the targeted consolidated net income goal, it is not clear how you determined the amounts of the awards made to your named executive officers.  Please also tell us how you got comfortable categorizing the entire amount of the award as a non-equity incentive plan award when it appears that you exercised discretion in awarding at least a portion of the award.  Refer to Compliance and Disclosure Interpretation 119.02 of Regulation S-K, located at our web-site.

Company Response:

As indicated in the response to Question 3 above and in footnote 2 to the “Grants of Plan-Based Awards” table on page 34 of the Company’s Proxy Statement, the maximum incentive bonus payable to any executive participating in the Amended Bonus Plan in 2009 was 1.5% of the Company’s Consolidated Net Income.  For 2009, each of Messrs. Lindemann and Herschmann received the maximum incentive bonus amount permitted under the Amended Bonus Plan, or $2,560,000, representing approximately 1.5% of the Company’s Consolidated Net Income (which for 2009 was $170,897,000).  The Committee determined not to exercise its negative discretion to reduce the maximum bonus award or to eliminate it.  Given that the bonus awards were made within the parameters of the Amended Bonus Plan, the entire amount of the bonus awards qualifies as compensation related to a non-equity incentive plan.

H. Christopher Owings
United States Securities and Exchange Commission
October 18, 2010

Long-Term Incentive Awards, page 29

SEC Comment #5.                                We note your disclosure, "The long-term incentive awards made in December 2009 took on a variety of forms, including grants of restricted stock and non-statutory options to Messrs. Lindemann and Herschmann and, to other recipients, grants of restricted units that will settle in cash and SARs that will ultimately be settled in stock."  Please revise your disclosure of each form of long term incentive awarded to describe the terms of each award in a manner so a stockholder can understand how each award works with a view to explaining why you determined to utilize some forms versus others for certain named executive officers.  In this regard, we note your indication on page 25 that Hewitt made certain recommendations with regard to the value and form of such compensation.

Company Response:

In the CD&A section of the Proxy Statement, the Company described its long-term incentive equity awards for 2009.  In particular, the Company discussed the form and terms of the equity awards and the basis for the forms of equity chosen.  Such equity awards include: incentive options, non-statutory options, stock appreciation rights (“SARs”), stock awards, performance units and other equity-based rights, all as described in the stock and incentive plan.

A.           Forms of Award:

The long-term incentive grants approved by the Committee used a variety of equity vehicles, including restricted stock, restricted units, non-statutory options and SARS. The significant elements of each award vehicle are as follows:

Restricted Units:

•	Each unit will settle in cash in an amount equal to the closing price of the Company stock on the date that the restrictions lapse.
•	The restrictions on the Restricted Units will lapse in pro-rata amounts on each of the first three anniversaries of the grant date.
•	The restriction lapse period on the Restricted Units will accelerate in the event of a change in control of the Company. The acceleration will result in the lapse of all restrictions immediately.

Restricted Stock:

In 2009, only Messrs. Lindemann and Herschmann received awards of Restricted Stock.

•	Each share of Restricted Stock will settle in a share of Company stock on the date that the restrictions lapse.
•	The restrictions on the Restricted Stock will lapse in pro-rata amounts on each of the first three anniversaries of the grant date.
•	The restriction lapse period on the Restricted Stock will accelerate in the event of a change in control of the Company. The acceleration will result in the lapse of all restrictions immediately.

H. Christopher Owings
United States Securities and Exchange Commission
October 18, 2010

SARs:

•	The exercise price for the SARs equals the closing price of the Company’s stock on the date of grant.
•	The SARs will vest in pro-rata amounts on each of the first three anniversaries of the grant date.
•	The vesting period of the SARs will accelerate in the event of a change in control of the Company. The acceleration will result in the immediate vesting of all unvested SARs.
•	The SARs will remain exercisable for a period of ten years from the date of grant.
•	Upon exercise, the SARs will settle in Company stock based on the increase of the stock price on the date of exercise over the exercise price of the SARs.

Non-statutory Options:

•	The exercise price for the non-statutory options equals the closing price of the Company’s stock on the date of grant.
•	The non-statutory options will vest in pro-rata amounts on each of the first three anniversaries of the grant date.
•
The vesting period of the non-statutory options will accelerate in the event of a change in control of the Company.  The acceleration will result in the immediate vesting of all unvested non-statutory options upon a change of control.

•	The non-statutory options will remain exercisable for a period of ten years from the date of grant.

The awards made to Messrs. Lindemann and Herschmann also contain acceleration of vesting/restriction lapse in the event of their death, disability or termination without cause.  In addition, the awards to Messrs. Lindemann and Herschmann provide that a termination of employment other than for cause shall not result in any termination, forfeiture or reduction of the exercise period of the non-statutory options granted thereunder.

B.           Award Rationale

The Committee believes that the grant vehicles utilized with respect to the long-term incentive awards provided a clear and effective combination of retention incentive, stock performance incentive, efficient and prudent use of the shares/equity approved by the stockholders for issuance under the Company’s stock and incentive plan and stockholder alignment.  As part of the review process, the Committee determined that, for its Named Executive Officers, grants utilizing a variety of vehicles to deliver long-term incentive compensation reflected the prevalent trends within its energy industry peer group and offered a balance of performance and retention incentive.  In addition, the award vehicles chosen by the Committee took into consideration the varying accounting, tax and regulatory impacts associated with long-term incentive compensation.  The vehicles used for the awards to Messrs. Lindemann and Herschmann promote stock ownership, as compared to the restricted units awarded to the other Named Executive Officers, which are settled in cash.

H. Christopher Owings
United States Securities and Exchange Commission
October 18, 2010

    It is the Committee’s current intention that grants be considered annually in the fourth quarter, although such awards are not guaranteed.  The eligible employee population and specific form of awards may vary from year to year and the 2009 grants, as in 2008, reflected awards to an increased population of key non-officer personnel.  The Committee will continue to monitor and consider the types of awards, vesting requirements, eligible employee pool and applicable accounting, tax and regulatory impacts of long-term incentive awards on an annual basis.  The Committee has given the Named Executive Officers authority to grant off-cycle individual awards to non-officer personnel based on defined limits on individual grant values and total value of all off-cycle awards.  Examples of the circumstances under which individual grants may be awarded are hiring activity, retention arrangements and transactional awards.

C.           Independent Compensation Advisors Role In Equity Compensation

In the CD&A section of the Company’s Proxy Statement, it was noted that the Committee’s external compensation advisor, Hewitt Associates LLC (“Hewitt”), advised the Committee on specific compensation actions with respect to the Named Executive Officers.

In particular, Hewitt, as part of its consulting services, provided the Committee with a review of the Company’s compensation structure and peer group benchmarking results.  As part of this review and in conjunction with the Committee’s consideration of the annual long-term incentive awards, Hewitt provided (i) specific guidance related to the valuation of long-term incentive grant awards to the officers, including the Named Executive Officers, as compared to those awarded by peer companies; (ii) benchmark data from which management developed value ranges of long term incentive grants; (iii) information concerning the forms of long-term incentive grant vehicles (i.e. restricted stock, stock options, SARS, etc.) being used generally across Hewitt’s client base and specifically with respect to the Company’s peer group; (iv) input into the slotting of officers into long-term incentive award structures, vehicles and value ranges; (v) share, option and SAR valuations for such awards; and (vi) input into long-term incentive grant mix.

In its future filings, the Company will present the terms of the long-term incentive awards in the format presented herein.

H. Christopher Owings
United States Securities and Exchange Commission
October 18, 2010

Conclusion:

In providing the foregoing responses to your comment letter, the Company acknowledges that:

•	it is responsible for the adequacy of the disclosure in its filing;
•	staff comments or changes to disclosure in response to comments do not foreclose the SEC from taking any action with respect to the filing; and
•	it may not assert the comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust this letter satisfactorily addresses your comments and requests for information.  We would like to reiterate that the Company’s goal is to resolve these comments in a manner that is acceptable to the SEC staff.

Should you have any questions or further comments, please do not hesitate to contact me at (713) 989-7816.

Very truly yours,

/s/ Robert M. Kerrigan, III
Robert M. Kerrigan, III

cc:	Mr. George L. Lindemann
Mr. Richard N. Marshall